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Exhibit 99(a)(1)(i)

OLD SECOND BANCORP, INC.

37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202

Offer to Purchase for Cash

Up to 650,000 Shares of its
Common Stock, Par Value $1.00 Per Share

At a Purchase Price of $42.50 Per Share
(Including the Associated Preferred Share Purchase Rights)

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL
RIGHTS EXPIRE AT 5:00 P.M., AURORA, ILLINOIS TIME, ON
JUNE 24, 2003 UNLESS THE OFFER TO PURCHASE IS EXTENDED

        Old Second Bancorp, Inc., a Delaware corporation, invites its stockholders to tender up to 650,000 shares of our common stock, par value $1.00 per share, for purchase by us at $42.50 per share. Our offer is being made upon the terms and subject to the conditions described in this offer to purchase.

        All shares tendered and purchased will include the associated preferred share purchase rights issued pursuant to a Stockholder Rights Agreement between Old Second Bancorp and The Old Second National Bank of Aurora, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred share purchase rights.

        Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at our expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

        No person has been authorized to make any recommendation on behalf of Old Second Bancorp as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Old Second Bancorp.

The Dealer Manager and Information Agent for this Offer is:

HOWE BARNES INVESTMENTS, INC.

The date of this offer is May 20, 2003

i

Summary Term Sheet

        We are inviting you to sell shares of your common stock back to Old Second Bancorp for cash. Set forth below is a summary of the material terms of our offer. We urge you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of our offer. We have included section references to direct you to a more complete description of the topics in this summary.

What Securities Are You Offering to Purchase?

        We are offering to purchase up to 650,000 shares of our outstanding common stock, or approximately 8.8% of our outstanding common stock. We reserve the right to purchase additional shares up to 1.0% of the outstanding shares of common stock, subject to applicable legal requirements. See "Number of Shares; Priority of Purchases; Odd Lots; Proration" beginning on page 5.

How Much Will You Pay for My Shares?

        We will purchase shares of our common stock at a price of $42.50 per share. See "Number of Shares; Priority of Purchases; Odd Lots; Proration" beginning on page 5.

        On May 19, 2003, the closing price for our shares on the Nasdaq National Market System was $39.70 per share on volume of 8,800 shares. The 52-week range for the share price was between $32.44 and $42.55. You should obtain current market price quotations for our common stock prior to making a decision regarding the offer. See "Share, Trading Price and Dividends" beginning on page 18.

What is the Purpose of the Tender Offer?

        We are making this offer because we believe that, given the current market price of the shares and favorable interest rate environment, the purchase of the shares of common stock on the terms and conditions outlined in this offer to purchase is an attractive opportunity for Old Second Bancorp. This offer will provide liquidity to our stockholders by giving them an opportunity to sell all or part of their investment in our shares on potentially more favorable terms than would otherwise be available in the financial markets. It also will benefit Old Second Bancorp by improving our capital mix by allowing the substitution of fixed rate trust preferred securities for the purchased common stock. See "Purpose of the Offer; Certain Effects of the Offer" beginning on page 11.

Do You Have the Financial Resources to Pay for My Shares?

        Assuming we purchase 650,000 shares pursuant to the offer at $42.50 per share, we expect the maximum aggregate cost, not including expenses applicable to the offer, will be approximately $27,625,000. We intend to finance this offer, in part, from the aggregate net proceeds of a public offering of trust preferred securities issued by a trust established by Old Second Bancorp. A registration statement reflecting the registration of the trust preferred securities has been filed with the Securities and Exchange Commission. We expect that the trust preferred securities will have an aggregated face value of $25,000,000 and will have a maturity of 30 years. The distribution rate that we will pay on the trust preferred securities has not been determined, but it is expected to produce a less expensive source of capital to Old Second Bancorp than the common stock based on our historical returns on equity and current low interest rate environment. In connection with this issuance of the trust preferred securities, we will enter into an indenture, pursuant to which we will issue a subordinated debenture to our trust subsidiary in an amount up to $25,773,200. The debenture will mature in 30 years and will have an interest rate equal to the distribution rate on the trust preferred securities. The interest payments on the debenture will be used to pay distributions on the trust preferred securities.

        In the event that the trust preferred issuance is not consummated by the expiration date, we will either extend the expiration date or temporarily fund the purchase by borrowing funds from an existing $30,000,000 line of credit that is currently in place with Marshall & Ilsley Bank. As of May 20, 2003, all $30,000,000 was available to us under the line of credit. The first $20,000,000 borrowed under this line of credit will bear interest, at our option, at the rate of either 1.00% over the federal funds rate, or 0.90% over the adjusted interbank rate, as set forth in the promissory note, with a minimum interest rate of 2.20%. The remaining $10,000,000, if borrowed, will bear interest at the rate of either 1.10% over the federal funds rate, or 1.00% over the adjusted interbank rate, with a minimum interest rate of 2.30%. Unless otherwise extended, the principal amount outstanding cannot exceed $20,000,000 after October 30, 2003 and any remaining outstanding principal is due April 30, 2004. We would pay the principal of this loan with the proceeds of the trust preferred offering, if and when it is consummated.

        In the event that we purchase less than 650,000 shares in this tender offer, it may not be necessary for us to issue $25,000,000 of trust preferred securities. In that case, depending on the aggregate purchase price for the shares in the tender offer, we will either:

  •
  reduce the amount of trust preferred securities offered to fully fund the purchase of the shares in the tender offer;

  •
  not consummate the trust preferred issuance and instead draw down on our existing line of credit with Marshall & Ilsley Bank to fully fund the purchase of the shares in the tender offer; or

  •
  use a combination of funding from the trust preferred issuance and the line of credit with Marshall & Ilsley Bank.

        If we fund any part of the purchase price with the line of credit with Marshall & Ilsley Bank, we may later refinance the indebtedness, depending upon our ability to secure financing with more favorable terms.

        See "Section 11. Source and Amount of Funds" beginning on page 25.

Must I Participate in the Tender Offer? What are the Effects if I Do Not Participate?

        No, you do not need to participate in the tender offer. You must determine whether to sell stock and how much stock you are willing to sell. See "Number of Shares; Priority of Purchases; Odd Lots; Proration" beginning on page 5 and "Purchase of Shares and Payment of the Purchase Price" beginning on page 13.

        Stockholders who choose not to tender their shares will realize a proportionate increase in their relative equity interest in Old Second Bancorp and in our future earnings and assets. Our purchase of shares in the offer will reduce the number of outstanding shares and shares available for trading in the securities markets. This could result in lower stock prices or reduced liquidity in the trading market for common stock in the future. In addition, once the offer is completed, there is no assurance that the stock price will not decrease to pre-offer levels or below, although we may continue to purchase shares at then current prices in accordance with federal and state securities laws. See "Purpose of the Offer; Certain Effects of the Offer" beginning on page 11.

Will We Purchase All of the Shares Tendered?

        All of the shares that you tender in our offer may not be purchased. If more than 650,000 shares are tendered, we will first purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares, and will then purchase shares from all other stockholders who properly tender shares, on a pro rata basis, subject to the conditional tender provisions described in "Conditional Tender of Shares" beginning on page 14 of this offer to purchase. See "Number of Shares; Priority of Purchases; Odd Lots; Proration" beginning on page 5.

What are the Significant Conditions on the Tender Offer?

        Our offer is not conditioned upon any minimum number of shares being tendered. However, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer if, among other things:

  •
  we believe that it will result in our common stock being delisted from the Nasdaq National Market System, having less than 300 holders of record or otherwise be considered a "going private transaction;"

  •
  any governmental authority restrains or prohibits our offer;

  •
  another party proposes, announces or makes a tender or exchange offer, merger, business combination or other similar transaction involving Old Second Bancorp; or

  •
  there is a change in the business, condition, income, operations or prospects of Old Second Bancorp and its subsidiaries.

        See "Certain Conditions of this Offer" beginning on page 15.

When Does the Tender Offer Expire? Can it be Extended?

        The offer is scheduled to expire on June 24, 2003, at 5:00 p.m., Aurora, Illinois time, but we may choose to extend it at any time. If we extend our offer, we will make a public announcement before 9:00 a.m., Aurora, Illinois time, on the first business day after the offer was scheduled to expire. See "Cancellation, Extension, Termination and Amendment" beginning on page 30.

How do I Participate in the Tender Offer?

        If you hold physical certificates representing your shares and wish to tender your shares, you must deliver them, together with a completed letter of transmittal, to the depositary prior to expiration of the offer. If your shares are held in street name by a broker, dealer, bank, trust company or other nominee, you must instruct the nominee to tender your shares. If you own shares through the Old Second Bancorp, Inc. Employees' 401(k) Savings Plan & Trust, you must instruct the trustee of the plan, The Old Second National Bank of Aurora, to tender your shares. See "Procedure for Tendering Shares" beginning on page 7.

        If you have any questions, please contact our investor relations department at (630) 906-5480 or Howe Barnes Investments, Inc., the information agent, at (800) 929-4693.

Will I Have to Pay Any Fees or Commissions?

        If you are a registered stockholder and tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. Except as otherwise set forth in the letter of transmittal, we will pay the transfer taxes on the purchase of shares pursuant to this offer. See "Purchase of Shares and Payment of the Purchase Price" beginning on page 13.

Can I Withdraw From the Tender Offer?

        If you tender your shares and change your mind, you may withdraw your shares at any time before our offer expires, which is currently scheduled to be June 24, 2003. See "Withdrawal Rights" beginning on page 12.

        To properly withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the last page of this document. The information required and the method of notification differs, depending on whether you hold your shares directly or through a broker or other nominee. See "Withdrawal Rights" beginning on page 12.

When Would I Receive Payment For Shares Tendered?

        We expect to announce final results on any proration within seven to ten trading days following the expiration date and we would then mail the payment to you shortly thereafter. See "Purchase of Shares and Payment of the Purchase Price" beginning on page 13.

What are the Tax Consequences if I Participate?

        Generally, you will recognize gain or loss on any tendered shares equal to the difference between the cash paid to you by Old Second Bancorp and your tax basis in the shares tendered. See "Certain Material Federal Income Tax Consequences" beginning on page 26.

Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration

General

        On the terms and subject to the conditions of our offer, as set forth in this document and the related letter of transmittal, we are offering to purchase up to 650,000 shares of our common stock for a purchase price of $42.50 per share, net to the seller in cash, without interest. Shares properly tendered and not withdrawn will be purchased at the purchase price upon the terms and subject to the conditions of our offer, including the odd lot, proration and conditional tender provisions described below.

        The term "expiration date" means 5:00 p.m., Aurora, Illinois time, on June 24, 2003, unless and until we, in our sole discretion, extend the period of time for which our offer will remain open by giving oral or written notice to The Old Second National Bank of Aurora, the depositary for our offer. If our offer is extended, we will make a public announcement before 9:00 a.m., Aurora, Illinois time, on the first business day after the offer was scheduled to expire. If extended by us, the term "expiration date" means the latest time and date at which our offer, as extended, expires. See Section 16. All shares tendered and not purchased because of proration or the conditional tender procedures, will be returned to you at our expense as soon as practicable following the expiration date.

        Subject to the requirements contained in Section 16, in accordance with the rules of the Securities and Exchange Commission, we may, and we reserve the right to, purchase in our offer an additional amount of shares, not to exceed 1.0% of our outstanding common stock, without amending or extending our offer. This offer is not conditioned on any minimum number of shares being tendered. This offer is, however, subject to certain other conditions. See Section 7.

        All shares purchased pursuant to this offer will be purchased at the purchase price. All shares not purchased pursuant to this offer, including shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense as promptly as practicable following the expiration date.

        Tendering stockholders will not be obligated to pay any charges or expenses of The Old Second National Bank of Aurora, the depositary for our offer, or any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. Except as set forth in Instruction 6 of the letter of transmittal, we will pay transfer taxes on the purchase of shares pursuant to this offer.

        This document, the related letter of transmittal, and the notice of guaranteed delivery will be mailed to record holders of shares of our common stock and will be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of our common stock.

Priority of Purchases

        Upon the terms and subject to the conditions of our offer, if 650,000 or fewer shares are properly tendered and not properly withdrawn on or prior to the expiration date, we will purchase all properly tendered shares at the purchase price.

        Upon the terms and subject to the conditions of our offer, if more than 650,000 shares are validly tendered and not withdrawn on or prior to the expiration date, we will purchase validly tendered shares in the following order of priority:

  •
  First, we will purchase shares properly tendered and not properly withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns, beneficially or of record, as of the expiration date, a total of fewer than 100 shares and who validly tenders all of such shares and completes the box captioned "Odd Lots" on the letter of transmittal, and, if applicable, in the notice of guaranteed delivery. Partial and conditional tenders will not qualify for this preference.

  •
  Second, after the purchase of all the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, we will purchase shares from all other stockholders who properly tender shares, on a pro rata basis with appropriate adjustment to avoid fractional shares. As a result, we will purchase the same percentage of shares tendered from each tendering stockholder in this second category. We will announce this proration percentage, if it is necessary, after our offer expires.

  •
  Finally, if necessary to permit us to purchase 650,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6. To be eligible for purchase by random lot stockholders whose shares are conditionally tendered must have tendered all of their shares.

If we elect to purchase additional shares, which we may in an amount up to 1.0% of the outstanding shares of common stock, we will purchase the additional shares in the same order of priority described above.

Odd Lots

        All shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns, beneficially or of record, as of the expiration date, a total of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial or record holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially or of record fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal.

        As of May 9, 2003, there were 1,196 holders of record of shares. Approximately 134 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 6,264 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own.

Proration

        If proration of tendered shares is required, we will determine the final proration factor as promptly as practicable after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than odd lot holders, subject to the conditional tender provisions described in Section 6. This ratio will be applied to stockholders tendering shares to determine the number of shares, rounded up to the nearest whole share, that will be purchased from each stockholder pursuant to our offer.

        Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 2, and because of the odd lot procedures described above and the conditional tender procedures described in Section 6, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release as soon as practicable after the expiration date. Stockholders may obtain preliminary proration information from the dealer manager/information agent, and may be able to obtain this information from their brokers.

        As described in Section 13, the number of shares that we will purchase from a stockholder under our offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder's decision whether or not to tender shares. The letter of transmittal affords each stockholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a "conditional tender" under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

Section 2. Procedure for Tendering Shares

        To tender shares pursuant to our offer, either (1) or (2) below must occur:

  (1)
  A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary, in each case on or prior to the expiration date.

  (2)
  You must comply with the guaranteed delivery procedure set forth below.

        In cases where shares are tendered by a registered holder of Old Second Bancorp common stock who has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal, all signatures on the letters of transmittal must be guaranteed by an "eligible institution." An "eligible institution" is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid.

        A tender of shares pursuant to the procedures described in this Section will constitute a binding agreement between the tendering stockholder and Old Second Bancorp upon the terms and subject to the conditions of our offer.

        The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

        All deliveries in connection with our offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to the book-entry transfer facility. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

        The depositary will establish an account with respect to the shares at The Old Second National Bank of Aurora, referred to in this document as "the depositary," for purposes of our offer within two business days after the date of this document. Any financial institution that is a participant in the depositary's system may make book-entry delivery of shares by causing the depositary to transfer such shares into the depositary's account in accordance with the depositary's procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary's account at the depositary, either (1) or (2) below must occur for a valid tender:

  (1)
  A properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date.

  (2)
  You must comply with the guaranteed delivery procedures set forth below.

        Delivery of the letter of transmittal (or other required documentation) to the depositary does not constitute delivery to the depositary.

        The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

Guaranteed Delivery

        If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

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  the tender is made by or through an eligible institution;

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  the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institution; and

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  the depositary receives, within three Nasdaq National Market System trading days after the date of its receipt of the notice of guaranteed delivery,

  •
  the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above,

  •
  a properly completed and duly executed letter of transmittal or facsimile of it, or an agent's message in the case of a book-entry transfer, and

  •
  any other documents required by the letter of transmittal.

        In any event, the exchange of the purchase price for shares tendered and accepted for purchase pursuant to our offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of our offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding. Neither we, the depositary, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.

Procedure for Shares Held in the Old Second Bancorp, Inc. Employees' 401(k) Savings Plan and Trust

        If you hold any shares under the Old Second Bancorp, Inc. Employees' 401(k) Savings Plan & Trust and you wish to tender shares you hold under the plan, you must mail or deliver the instruction form and any other required documents to The Old Second National Bank of Aurora, the trustee of the plan, with respect to the shares held under the plan. You should return the instruction form to the trustee in sufficient time to permit the trustee to process your instructions. If you hold any shares in addition to shares you hold under the employee benefit plans and you wish to tender the additional shares as well, you should follow the procedures set forth elsewhere in this document and the related letter of transmittal with respect to the tender of the additional shares.

Procedure for Shares Held By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

        If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the broker, dealer, commercial bank, trust company or other nominee if you wish to tender your shares. You should contact your broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

Your Representations and Warranties; Our Acceptance Constitutes an Agreement

        It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period, the person so tendering:

  •
  has a "net long position" equal to or greater than the amount of (x) shares tendered or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

  •
  will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

        Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

        A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

  •
  you have a "net long position" in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4, and

  •
  the tender of shares complies with Rule 14e-4.

        Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

Federal Backup Withholding Tax

        Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

        Certain stockholders (including, among others, all corporations and certain foreign stockholders in addition to foreign corporations) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the depositary. See Instruction 9 of the letter of transmittal.

        To prevent federal backup withholding tax equal to 30% of the gross payments made to stockholders for shares purchased under our offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder's correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal.

        Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

        For a discussion of United States federal income tax consequences to tendering stockholders, see Section 13.

Lost or Destroyed Certificates

        If your certificate(s) for part or all of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal, which should then be delivered to the depositary after being otherwise properly completed and duly executed. In addition, you must complete the box captioned "Affidavit For Lost Stock Certificate(s)" in the letter of transmittal. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See Instruction 6 of the letter of transmittal.

Section 3. Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer

        We are making this offer because our board of directors believes that, given our business, assets and prospects and the current market price of the shares and favorable interest rate environment, the purchase of the shares pursuant to the offer is an attractive opportunity for Old Second Bancorp to add a new form of capital to our equity base in the form of trust preferred securities. It is our long-term goal to increase stockholder value. Our board of directors believes that one method of increasing stockholder value is through the repurchase of our common stock which increases the remaining stockholders' percentage interest while providing liquidity to our investors. In recognition of this, we have been repurchasing shares of common stock on the open market. For instance, in the first quarter of 2003, we repurchased 5,000 shares of our common stock in an open market transaction. Additionally, in 2002, we repurchased an aggregate of 246,234 shares. We believe that this offer is beneficial to us and our stockholders since the reduction in the number of shares outstanding should result in an increase of earnings per share and return on equity when coupled with the cost of the trust preferred securities at current interest rates. The purchase price contained in this offer also provides a market premium to our selling stockholders. We believe that these benefits will be fully realized upon our funding the purchase with the issuance of trust preferred securities although some short-term benefits will be gained by drawing down on our existing line of credit. See Section 11.

        In addition, we believe the offer may be attractive from the perspective of our stockholders, for the following reasons:

  •
  The offer also gives stockholders liquidity by giving them the opportunity to sell their shares at the purchase price, which will be greater than market prices prevailing immediately prior to the announcement of the offer and may be greater than market prices upon completion or termination of the offer.

  •
  The offer also provides stockholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares pursuant to the offer for cash without the usual transaction costs associated with market sales.

  •
  Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to Old Second Bancorp, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

  •
  To the extent the purchase of shares in the offer results in a reduction in the number of stockholders of record, the costs to us for services to stockholders will be reduced.

  •
  The offer allows stockholders to sell a portion of their shares while retaining a continuing equity interest in Old Second Bancorp. Stockholders who determine not to accept the offer will increase their proportionate interest in Old Second Bancorp's equity, and thus in our future earnings and assets, subject to Old Second Bancorp's right to issue additional shares and other equity securities in the future.

        The offer also presents some potential risks and disadvantages to Old Second Bancorp and our continuing stockholders.

  •
  The offer will result in an increase in the amount of our overall indebtedness, either through the issuance of trust preferred securities or by drawing down on an existing line of credit. However, after completion of the offer, we expect to continue to maintain adequate capital in line with government regulations for a "well capitalized" financial institution and be able to service the indebtedness. See Section 9.

  •
  The offer will reduce the "public float" (the number of shares owned by outside stockholders and available for trading in the securities markets). This may result in lower stock prices or reduced liquidity in the trading market for common stock in the future.

        We may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of our board of directors. Our future purchases may be on the same terms or on terms that are more or less favorable to our stockholders than the terms of this offer. Rule 13e-4 promulgated under the Securities Exchange Act of 1934 prohibits us and our affiliates from purchasing any shares, other than pursuant to our offer, until at least ten business days after the expiration date. Any possible future purchases by us will depend on many factors, including market price of the shares, the results of our offer, our business and financial position and general economic and market conditions.

        Stockholders who do not tender their shares pursuant to our offer and stockholders who otherwise retain an equity interest in Old Second Bancorp (including as a result of a partial tender of their shares, or a proration pursuant to the offer or a conditional tender the condition for which was not satisfied) will continue to be stockholders of Old Second Bancorp with the attendant risks and rewards associated with owning the equity securities of Old Second Bancorp.

        Our board of directors has approved this offer. However, neither we nor our board of directors, nor the dealer manager/information agent makes any recommendation as to whether a stockholder should tender or refrain from tendering his or her shares, and neither we nor our board of directors has authorized any person to make any such recommendation. Stockholders are urged to evaluate carefully all information contained in this offer, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender. Several of our directors and executive officers have indicated to us that they intend to tender shares pursuant this offer. However, they have not committed to the offer at this time, and they are not obligated to do so. Section 10 provides information about their current share ownership.

Use of Shares Acquired

        The shares we purchase pursuant to this offer will be restored to the status of authorized and unissued shares, or will become treasury stock and will be available for issuance by Old Second Bancorp in the future without further stockholder action, except as may be required by applicable law or the rules applicable to companies with shares quoted on the Nasdaq National Market System or any other securities exchange on which the shares may be listed, for purposes including the acquisition of other businesses, the raising of additional capital for use in our businesses and the satisfaction of obligations under existing or future employee benefit plans. We currently have no plans for the issuance of shares purchased pursuant to our offer.

Section 4. Withdrawal Rights

        Shares tendered pursuant to our offer may be withdrawn at any time prior to the time the offer expires on the expiration date. If we extend the period of time during which the offer is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

Withdrawal of Shares Held in Physical Form

        For a withdrawal to be effective, a holder of shares held in physical form must provide a written, transmission notice of withdrawal to the depositary at its address set forth on the back cover of this offer before the expiration date, which notice may be by facsimile and must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing shares; (D) the signature of such stockholder executed in the same manner as the original signature on the letter of transmittal including a signature guarantee by an eligible institution (i.e., a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934) unless the shares have been tendered for the account of any eligible institution; and (E) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

Withdrawal of Shares with the Book-Entry Transfer Facility

        For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must (i) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal may be by facsimile and must contain:

  •
  the name of the person who tendered the shares;

  •
  a description of the shares to be withdrawn; and

  •
  if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.

        A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, and our determination will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

        Any shares properly withdrawn will be deemed not to have been validly tendered for purposes of our offer. However, withdrawn shares may be re-tendered by following one of the procedures described under Section 3 at any time prior to the expiration date.

Section 5. Purchase of Shares and Payment of the Purchase Price

Acceptance

        Upon the terms and conditions of our offer, as soon as practicable following the expiration date, we will, subject to the proration and conditional tender provisions of our offer, accept for payment, pay for, and purchase shares properly tendered and not properly withdrawn. The acceptance for purchase and the purchase of shares validly tendered and not withdrawn will be made as soon as practicable after all the conditions to our offer have been satisfied or waived. For purposes of our offer, we will be deemed to have accepted for purchase and thereby acquired tendered shares as, if, and when we give oral or written notice to the depositary of our acceptance of the tenders of such shares.

        In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten Nasdaq National Market System trading days after the expiration date.

Depositary

        We will pay for shares that we have purchased in the offer by depositing the aggregate purchase price with the depositary. Delivery of the aggregate purchase price in exchange for shares pursuant to our offer will be made by the depositary by check as soon as practicable after receipt of our notice of acceptance. The depositary will act as agent for tendering stockholders for the purpose of receiving the purchase price from us and remitting the same to tendering stockholders. Under no circumstances will we pay interest by reason of any delay in making such payment. In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares (or of a timely confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility), a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery, an agent's message, and any other required documents.

        We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to our offer. However, payment of the purchase price to any person other than the registered holder or registration in the name of any person other than the registered holder of any shares delivered, whether in certificated form or by book entry, but not tendered or purchased, may result in additional stock transfer taxes. Moreover, additional stock transfer taxes may also result if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity. The amount of any additional stock transfer taxes, whether imposed on the registered holder or otherwise, payable on account of the transfer to such person, will be deducted from the purchase price unless satisfactory evidence of the payment of the additional taxes, or exemption therefrom, is submitted. See Instruction 6 to the letter of transmittal.

        Any tendering stockholder or other payee who fails to complete fully, sign, and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to federal income backup withholding tax of 30% of the gross proceeds paid to the stockholder or other payee under our offer. See Section 2. Also see Section 13 regarding additional United States federal income tax consequences.

Return of Certificates

        If any tendered shares are not accepted for purchase pursuant to the terms and conditions of our offer for any reason, or if certificates are submitted for more shares than are tendered, or if we should cancel the offer because any other condition of our offer is not satisfied or waived, certificates for the unpurchased shares will be returned to the tendering stockholder by the depositary as soon as practicable following consummation, cancellation, or termination of our offer.

Section 6. Conditional Tender of Shares

        Under the circumstances described above in Section 1, we may prorate the number of shares purchased pursuant to our offer. Stockholders may wish to tender their shares, but only on the condition that all or some other minimum number of their shares are purchased. In addition, as discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender and how many shares to tender. The conditional tender alternative allows a stockholder to tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal—which may be all of the shares tendered—must be purchased if any of the stockholder's tendered shares are purchased. The conditional tender alternative is made available so that a stockholder may:

  •
  know with certainty the number of his or her shares, if any, that will be purchased pursuant to our offer (provided his shares are properly tendered and the condition of his tender is otherwise satisfied); or

  •
  seek to structure the purchase of shares pursuant to our offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. Each stockholder is urged to consult with his or her own tax advisor.

        If you wish to make a conditional tender you must indicate so in the box captioned "Conditional Tender" in the letter of transmittal or, if applicable, in the notice of guaranteed delivery. You also must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our offer expires, if more than 650,000 shares have been properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

        After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 650,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 650,000 shares. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

        All shares tendered by a stockholder subject to a conditional tender pursuant to the letter of transmittal or notice of guaranteed delivery, regarded as withdrawn as a result of proration and not eventually purchased, will be returned as soon as practicable after the expiration date at our expense.

Section 7. Certain Conditions of the Offer

Offer Subject to Conditions

        Notwithstanding any other provisions of our offer, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of Rule 13e-3 Transaction Condition

        We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a "going private transaction" under Rule 13e-3 of the Securities Exchange Act of 1934, that is,

  •
  if our purchase of shares pursuant to this offer would result in our common stock being held of record by fewer than 300 persons; or

  •
  if our purchase of shares pursuant to this offer would result in our common stock no longer being authorized for trading on the Nasdaq National Market System.

        As of May 9, 2003, there were 1,196 record holders of our shares.

        This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

        We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or prohibition is in effect, which enjoins, restrains or prohibits our offer or, in our reasonable judgment, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of Old Second Bancorp and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Old Second Bancorp or any of our subsidiaries or materially impair this offer's contemplated benefits to us. As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to our knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future. This condition is a nonwaivable condition to our offer.

Material Adverse Change Condition

        We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

  •
  the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

  •
  any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

  •
  the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

  •
  any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

  •
  any significant decrease in the market price of the shares of Old Second Bancorp or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Old Second Bancorp and our subsidiaries, taken as a whole, or on the trading in the shares;

  •
  in the case that any of the foregoing conditions existed at the time of the announcement of our offer, a material acceleration or worsening of those conditions;

  •
  any decline in the Dow Jones Industrial Average, the S&P 500 Composite Index, the American Stock Exchange Composite Index or the Nasdaq Bank Index by an amount in excess of 10% measured from the close of business on May 19, 2003; or

  •
  any change in the business, condition (financial or otherwise), income, operations or prospects of Old Second Bancorp and our subsidiaries, taken as a whole which, in our reasonable judgment, is or may be materially adverse to Old Second Bancorp and our subsidiaries taken as a whole.

        We reserve the right (but are not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, on or before the expiration date.

No Competing Offer Condition

        We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for Old Second Bancorp has been proposed, announced or made by another person or we have learned that:

  •
  any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission on the date of this document);

  •
  any such person or group that on or prior to the date of this document had filed such a Schedule with the Securities and Exchange Commission thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

  •
  any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, reflecting an intent to acquire Old Second Bancorp or any of the shares.

        Old Second Bancorp is not aware of any such event having occurred. In any event, Old Second Bancorp reserves the right (but is not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

        If any of the conditions have not been satisfied or, if waivable, waived by the expiration date, we may elect either to:

  •
  extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering stockholder to withdraw his or her shares;

  •
  waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

  •
  terminate our offer and purchase none of the shares and return all tendered shares.

        We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

Section 8. Share, Trading Price and Dividend Information

Shares Outstanding

        As of May 9, 2003, we had outstanding 7,420,505 shares of common stock, $1.00 par value. The 650,000 shares of common stock that we are offering to purchase represent approximately 8.8% of our issued and outstanding common stock as of that date. Assuming that we purchase all 650,000 shares of common stock that we are offering to purchase, the number of our issued and outstanding shares of common stock would be reduced to 6,770,505 shares immediately after the offer.

Share Prices

        Our common stock is quoted on the Nasdaq National Market System under the symbol "OSBC." The following table shows the high and low sale prices for our common stock for each quarter since the first quarter of the year 2001, as well as the cash dividends paid per share on the common stock during the past two years. The following prices represent inter-dealer prices without retail markups, markdowns, or commissions, and have been adjusted to reflect the stock dividend paid in 2002, described below.

YEAR QUARTER	QUARTERLY DIVIDENDS	LOW	HIGH
2003
2nd Quarter*	$0.20	$40.71	$37.97
1st Quarter	$0.20	$39.40	$36.33
2002
4th Quarter	$0.20	$39.92	$36.60
3rd Quarter	$0.20	$42.55	$34.80
2nd Quarter	$0.15	$36.82	$29.04
1st Quarter	$0.15	$30.94	$28.80
2001
4th Quarter	$0.15	$30.08	$24.26
3rd Quarter	$0.15	$29.08	$23.44
2nd Quarter	$0.11	$25.18	$18.23
1st Quarter	$0.11	$19.64	$17.53

*
through May 19, 2003

        On May 19, 2003, a date close to the date of this document, the last per share sale price of Old Second Bancorp common stock as reported on the Nasdaq National Market System was $39.70 on volume of 8,800 shares. We urge you to obtain current quotations of the market price of our common stock.

Stock Split in the Form of a Dividend

        On May 21, 2002, the board of directors declared a four-for-three stock split effected in the form of a stock dividend paid on June 24, 2002 to stockholders of record on June 14, 2002.

Stockholder Rights Agreement

        On September 17, 2002, we adopted a Stockholders' Rights Plan. The plan provided for the distribution of one preferred share purchase right on October 10, 2002, for each share of our outstanding common stock as of September 27, 2002. The rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of our common stock or announces a tender offer. The plan also permits our board of directors to redeem each right for one cent under various circumstances. In general, the plan provides that if a person, group or entity acquires a 15% or larger stake in Old Second Bancorp or announces a tender offer, and our board chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offer or, will be able to purchase a certain amount of our common stock for half of its market price. Unless the context provides otherwise, all references to shares of our common stock in this offer to purchase and in the other related documents include the associated preferred share purchase rights.

Section 9. Information about Old Second Bancorp

General

        Old Second Bancorp is a financial services company with its main headquarters located in Aurora, Illinois. We conduct a full service community banking and trust business through our wholly-owned subsidiaries, The Old Second National Bank of Aurora, The Yorkville National Bank, Old Second Bank-Kane County and Old Second Financial, Inc., and through Old Second Mortgage Company, a wholly-owned subsidiary of The Old Second National Bank of Aurora, which also conducts business as "Maple Park Mortgage Company." We are in the process of converting The Yorkville National Bank form a national bank to an Illinois state chartered bank. We expect that the conversion will be completed in the summer of 2003 at which time it will be renamed Old Second Bank—Yorkville in order to complete our corporate reorganization to enable all our subsidiaries to do business under the "Old Second" name.

        We provide financial services through twenty-two banking locations and at four mortgage banking offices located in Kane, Kendall, DeKalb, DuPage, Lake and LaSalle counties in Illinois.

Business of Old Second Bancorp and its Subsidiaries

        The banks' full service banking businesses include the customary consumer and commercial products and services which banks provide, including the following: demand, savings, time deposit, individual retirement and Keogh deposit accounts; commercial, industrial, consumer, construction and real estate lending, including installment loans, student loans, farm loans, lines of credit and overdraft checking; safe deposit operations; trust services; and an extensive variety of additional services tailored to the needs of individual customers, such as the acquisition of U.S. Treasury notes and bonds, the sale of traveler's checks, money orders, cashier's checks and foreign currency, direct deposit, discount brokerage, debit cards, credit cards, and other special services.

        Commercial and consumer loans are made to corporations, partnerships and individuals, primarily on a secured basis. Commercial lending focuses on business, capital, construction, inventory and real estate lending. Installment lending includes direct and indirect loans to consumers and commercial customers. Old Second Mortgage originates residential mortgages and handles the secondary marketing of those mortgages.

        Old Second Mortgage is a mortgage banking organization offering a wide range of products including conventional, government, jumbo and sub prime with operations centralized at its home office location in St. Charles, Illinois. Old Second Mortgage has offices in Aurora, Sycamore, Wheaton and St. Charles, Illinois. In 2000, Old Second Mortgage closed its correspondent division in order to focus on its retail business and improve profitability citing declining margins due to increased competition and increased expense, as its reason. During this evaluation, the decision to also close its New Leaf division was made due to a higher than acceptable risk of sub-prime lending in a volatile secondary market. Although still active, all sub prime loans are closed by the purchasing lender.

Market Area

        Our primary market area is Aurora, Illinois, and its surrounding communities. The city of Aurora is located in northeastern Illinois, approximately 40 miles west of Chicago. Strategically situated on U.S. Interstate 88 (the East-West Tollway), Aurora is near the center of the four county area comprised of DuPage, Kane, Kendall and Will counties. Based upon the 2000 census, these counties together represent a market of more than 1.9 million people. The city of Aurora has a current reported population of approximately 143,000 residents.

        The banks offer banking services for retail, commercial, industrial, and public entity customers in the Aurora, Maple Park, Kaneville, North Aurora, Yorkville, Plano, Ottawa, Burlington, Elburn, Wasco, DeKalb and Sugar Grove communities and surrounding areas. The Old Second National Bank of Aurora also offers complete trust and other fiduciary services to commercial customers and individuals. Non-FDIC insured mutual funds; a registered broker/dealer and member of NASD and SIPC provide stocks, bonds, securities, and annuities. Additionally, Old Second Mortgage provides services throughout the state of Illinois.

Certain Financial Information

        The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of Old Second Bancorp. The data should be read in conjunction with the consolidated financial statements and notes thereto included in Old Second Bancorp's Annual Report on Form 10-K for the year ended December 31, 2002 and its Form 10-Q for the quarter ended March 31, 2003. Copies of these reports may be obtained as described in Section 18. The income statement data for the three months ended March 31, 2003 and the balance sheet data as of March 31, 2003 have been derived from the condensed consolidated financial statements of Old Second Bancorp which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such period.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

Historical as of March 31, 2003
Assets
Cash and due from banks	$52,661
Interest bearing balances with banks	59
Federal funds sold	—

Cash and cash equivalents	52,720
Securities available for sale	386,176
Loans held for sale	33,212
Loans	1,115,800
Allowance for loan losses	16,255

Net loans	1,099,545
Premises and equipment, net	30,556
Other real estate owned	62
Mortgage servicing rights, net	170
Goodwill, net	2,130
Core deposit intangible assets, net	1,332
Accrued interest and other assets	17,718

Total assets	$1,623,621

Liabilities
Deposits:
Demand	$178,070
Savings	686,076
Time	531,951

Total deposits	1,396,097
Securities sold under repurchase agreements	53,762
Other short-term borrowings	18,192
Notes payable	—
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures	—
Accrued interest and other liabilities	18,484

Total liabilities	1,486,535
Stockholders' Equity
Preferred stock, no par value; 300,000 shares authorized, none issued	—
Common stock, $1.00 par value; 10,000,000 shares authorized; 8,221,254 shares issued at March 31, 2003 and pro forma; 7,420,505 outstanding at March 31, 2002 and 6,770,505 outstanding pro forma	8,221
Additional paid in capital	11,678
Retained earnings	131,270
Accumulated other comprehensive income	5,002
Less: Treasury stock, at cost, 800,749 and 1,450,749 shares at March 31, 2003 and pro forma, respectively	(19,085)

Total stockholders' equity	137,086

Total liabilities and stockholders' equity	$1,623,621

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except per share data)

Historical as of March 31, 2003
(Unaudited)
Interest income
Loans, including fees	$16,930
Loans held for sale	506
Securities:
Taxable	2,976
Tax-exempt	587
Federal funds sold	60
Interest bearing deposits	—

Total interest income	21,059
Interest expense
Savings deposits	1,787
Time deposits	4,460
Repurchase agreements	165
Other short-term borrowings	23
Notes payable	—
Interest on company mandatorily redeemable preferred securities	—

Total interest expense	6,435

Net interest income	14,624
Provision for loan losses	855

Net interest income after provision for loan losses	13,769
Noninterest income
Trust income	1,262
Service charges on deposit	1,618
Secondary mortgage fees	452
Mortgage servicing income	15
Gain on sale of loans	3,118
Securities gain, net	34
Other income	911

Total non-interest income	7,410
Noninterest expense
Salaries and employee benefits	8,535
Occupancy expense, net	849
Furniture and equipment expense	1,063
Amortization of goodwill	—
Amortization of core deposit intangible expense	89
Other expense	2,620

Total noninterest expense	13,156

Income before income taxes	8,023
Provision for income taxes	2,816

Net income	$5,207

Per share data
Ending number of shares	7,420,505
Average number of shares	7,414,354
Diluted average number of shares	7,471,445
Basic earnings per share	$0.70
Diluted earnings per share	$0.70

Plans or Proposals

        Except as described in this document, we currently have no plans, proposals, or negotiations that relate to or would result in:

  •
  any extraordinary transaction (such as a merger, reorganization or liquidation) involving Old Second Bancorp or any of our subsidiaries;

  •
  any purchase, sale, or transfer of a material amount of the assets of Old Second Bancorp or any of our subsidiaries;

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of, Old Second Bancorp (except for funding the repurchase as described in Section 11);

  •
  any change in our present board of directors or management (including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer);

  •
  any other material change in our corporate structure or business;

  •
  our common stock to cease to be authorized to be quoted on the Nasdaq National Market System;

  •
  our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

  •
  the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

  •
  the acquisition by any person of additional securities of Old Second Bancorp, or the disposition of securities of Old Second Bancorp; or

  •
  any changes in our articles of incorporation or bylaws or other actions that could impede the acquisition of control of Old Second Bancorp.

Past Contacts, Transactions, Negotiations and Agreements

        The Old Second National Bank of Aurora, the trustee of the Old Second Bancorp, Inc. Employees' 401(k) Savings Plan & Trust, votes the shares of Old Second Bancorp common stock held in the plans in accordance with the instructions of the plan participants. Additionally, The Old Second National Bank of Aurora trust department votes shares of common stock held in various trust accounts in accordance with its fiduciary duty.

        Old Second Bancorp is not aware of any other agreement, arrangement or understanding, whether or not legally enforceable, between Old Second Bancorp (or any executive officer or director of Old Second Bancorp) and any other person with respect to any securities of Old Second Bancorp.

Section 10. Information about our Directors, Executive Officers and Controlling Stockholders

Securities Ownership

        The following table sets forth certain information regarding Old Second Bancorp's common stock beneficially owned on May 9, 2003 with respect to all persons known to us to be the beneficial owner of more than five percent of the common stock, each director and executive officer.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
5% Stockholders
Old Second Bancorp, Inc.(2) Profit Sharing Plan & Trust	438,147	5.9%
Banc Funds(3) 208 South LaSalle Street Chicago, Illinois 60604	566,813	7.6%
Directors and Executive Officers
Walter Alexander	51,712	*
James Benson(4)	138,127	1.8%
Edward Bonifas	5,931	*
J. Douglas Cheatham(5)	11,173	*
Marvin Fagel	26,202	*
William Kane	5,000	*
Kenneth Lindgren	24,666	*
Jesse Maberry	17,746	*
D. Chet McKee	2,000	*
William Meyer	32,499	*
Gerald Palmer	1,333	*
James Carl Schmitz(6)	283,758	3.8%
William B. Skoglund(7)	62,766	*

*
Less than one percent

(1)
Includes ownership of securities by spouse (even though any beneficial interest is disclaimed) and in our profit sharing plan and trust and our salary savings plan.

(2)
In addition, as of December 31, 2002, The Old Second National Bank of Aurora held in its trust department, in various fiduciary capacities (other than as trustee of our profit sharing plan and trust), 746,299 shares of our common stock, or 10.05% of the total outstanding shares. Old Second had full investment power with respect to 297,577 shares and shared investment power with respect to 123,664 shares.

(3)
Includes shares owned by related investment funds, as represented to us by Banc Funds and reported on a Schedule 13G/A filed on February 13, 2003.

(4)
Mr. Benson assumed the status of Senior Director in 2000 and will remain as Chairman through 2003.

(5)
Includes 8,890 shares issuable pursuant to options held by Mr. Cheatham. Also includes 826 shares held in our profit sharing plan and trust, 795 shares held in our 401(k) plan, and 666 shares held in nominee name.

(6)
Mr. Schmitz has voting control of 231,599 shares held in the J.C. Schmitz Residual Trust, 33 shares held in the James C. Schmitz Revocable Trust, and 100 shares held in his own name.

(7)
Includes 36,222 shares issuable pursuant to options held by Mr. Skoglund. Also includes 20,183 shares held in our profit sharing plan and trust, 6,095 shares held in our 401(k) plan and 266 shares in his name alone.

        Our proxy statement for our annual meeting of stockholders held on April 15, 2003, which was distributed to stockholders on March 10, 2003, described transactions in which we have engaged with our executive officers, directors and their associates, some of which are continuing in nature. To our knowledge, except as described in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q or the portions of our proxy statement incorporated in this document, none of our directors or executive officers has entered into or proposed or received any proposed material agreements or arrangements with respect to Old Second Bancorp, and, except for their interest in our securities, as described above, none of them is a party to any contract, understanding, relationship or arrangement with respect to our securities.

        To our knowledge, none of our directors, executive officers or controlling stockholders has engaged in any transaction within the past 60 days with respect to any of our securities except in connection with our employee compensation and director fee plans.

        Several of our directors and executive officers have indicated to us that they intend to tender shares pursuant this offer. However, they have not committed to the offer and they are not obligated to participate in the offer.

Section 11. Source and Amount of Funds

        Assuming we purchase 650,000 shares pursuant to the offer at $42.50 per share, we expect the maximum aggregate cost, not including expenses applicable to the offer, will be approximately $27,625,000. We intend to finance this offer, in part, from the aggregate net proceeds of a public offering of trust preferred securities issued by a trust established by Old Second Bancorp. A registration statement reflecting the registration of the trust preferred securities has been filed with the Securities and Exchange Commission. We expect that the trust preferred securities will have an aggregated face value of $25,000,000 and will have a maturity of 30 years. The distribution rate that we will pay on the trust preferred securities has not been determined, but it is expected to produce a less expensive source of capital to Old Second Bancorp than the common stock based on our historical returns on equity and current low interest rate environment. In connection with this issuance of the trust preferred securities, we will enter into an indenture, pursuant to which we will issue a subordinated debenture to our trust subsidiary in an amount up to $25,773,200. The debenture will mature in 30 years and will have an interest rate equal to the distribution rate on the trust preferred securities. The interest payments on the debenture will be used to pay distributions on the trust preferred securities.

        In the event that the trust preferred issuance is not consummated by the expiration date, we will either extend the expiration date or temporarily fund the purchase by borrowing funds from an existing $30,000,000 line of credit that is currently in place with Marshall & Ilsley Bank. As of May 20, 2003, all $30,000,000 was available to us under the line of credit. The first $20,000,000 borrowed under this line of credit will bear interest, at our option, at the rate of either 1.00% over the federal funds rate, or 0.90% over the adjusted interbank rate, as set forth in the promissory note, with a minimum interest rate of 2.20%. The remaining $10,000,000, if borrowed, will bear interest at the rate of either 1.10% over the federal funds rate, or 1.00% over the adjusted interbank rate, with a minimum interest rate of 2.30%. Unless otherwise extended, the principal amount outstanding cannot exceed $20,000,000 after October 30, 2003 and any remaining outstanding principal is due April 30, 2004. We would pay the principal of this loan with the proceeds of the trust preferred offering, if and when it is consummated.

        In the event that we purchase less than 650,000 shares in this tender offer, it may not be necessary for us to issue $25,000,000 of trust preferred securities. In that case, depending on the aggregate purchase price for the shares in the tender offer, we will either:

  •
  reduce the amount of trust preferred securities offered to fully fund the purchase of the shares in the tender offer;

  •
  not consummate the trust preferred issuance and instead draw down on our existing line of credit with Marshall & Ilsley Bank to fully fund the purchase of the shares in the tender offer; or

  •
  use a combination of funding from the trust preferred issuance and the line of credit with Marshall & Ilsley Bank.

        If we fund any part of the purchase price with the line of credit with Marshall & Ilsley Bank, we may later refinance the indebtedness, depending upon our ability to secure financing with more favorable terms.

Section 12. Recent Transactions in our Shares

        In the first quarter of 2003, we repurchased 5,000 shares of our common stock at $37.90 in an open market transaction. To our knowledge, there have been no transactions in our common stock by any of our directors, executive officers or controlling stockholders within the 60 day period preceding the date of this document except as described in Section 10.

Section 13. Certain Material Federal Income Tax Consequences

General

        The following is a discussion of certain material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

        Each stockholder should consult his or her own tax advisor to determine the particular United States federal income tax consequences to him or her of tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws in light of his or her particular circumstances.

Characterization of the Surrender of Shares Pursuant to the Offer

        The surrender of shares by a stockholder to us pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a stockholder to us pursuant to the offer will be treated as a "sale or exchange" of such shares for United States federal income tax purposes (rather than as a distribution by us with respect to the shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in Old Second Bancorp, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

        If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

        If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by us with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of our current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of our current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Old Second Bancorp with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholder's return of basis in the shares tendered.

Constructive Ownership

        In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own (i) shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and (ii) shares that the stockholder has the right to acquire by exercise of an option or by conversion.

Proration

        Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Code.

Section 302 Tests

        Generally, the receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in Old Second Bancorp actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

        The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in Old Second Bancorp either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in Old Second

Bancorp immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of Old Second Bancorp is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

        Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's interest in Old Second Bancorp. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

Corporate Stockholder Dividend Treatment

        If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows a dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the dividends-received deduction may be reduced.

        In addition, amounts received by a corporate stockholder pursuant to this offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to this offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations

        The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual stockholders vary depending on the stockholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 20 percent or less).

        Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any of our shares pursuant to the offer.

Foreign Stockholders

        We will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his or her agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources outside the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and we withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding.

        See Section 2 with respect to the application of the United States federal income tax backup withholding.

        The tax discussion set forth above is included for general information only and may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with us. The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

Section 14. Effect of the Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934

Effect of the Offer

        As of May 9, 2003, there were 7,420,505 shares of our common stock outstanding. The purchase of shares pursuant to our offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of holders of Old Second Bancorp common stock. Nonetheless, we believe that there will still be a sufficient number of shares outstanding and publicly traded following our offer to ensure a continued trading market in the shares. Based on the published guidelines of the Nasdaq National Market System, we believe that, following our purchase of shares pursuant to this offer, our remaining shares of common stock will continue to qualify to be quoted on the Nasdaq National Market System. We have conditioned our offer so that we may cancel the offer, and not purchase any shares, if following the offer our common stock would not qualify to be quoted on the Nasdaq National Market System.

Registration under the Securities Exchange Act of 1934

        Our common stock is registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish certain information to its stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission's proxy rules in connection with meetings of Old Second Bancorp's stockholders. We believe that our purchase of shares pursuant to our offer will not result in the shares becoming eligible for deregistration or not subject to the reporting obligations under the Securities Exchange Act of 1934. We have conditioned our offer so that we may cancel the offer, and not purchase any shares, if the offer would result in the common stock being held of record by fewer than 300 persons. As of May 9, 2003, there were 1,196 holders of record of shares of our common stock.

Section 15. Legal Matters; Regulatory Approvals

Legal Matters

        We are not aware of any license or regulatory permit that appears to be material to our business and that is likely to be adversely affected by our acquisition of shares pursuant to our offer or, except as disclosed below, of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to or as a result of the acquisition of shares pursuant to our offer. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See Section 7.

Bank Regulatory Matters

        As a registered bank holding company, Old Second Bancorp is subject to the supervision and regulation of the Federal Reserve Board. Because we are (and upon completion of the offer will remain) "well-capitalized" and "well-managed," as those terms are defined by the Federal Reserve Board, and not subject to any unresolved supervisory issues, we do not require the approval of the Federal Reserve Board in order to complete the proposed tender offer.

        The Bank Holding Company Act of 1956 and the Change in Bank Control Act each govern acquisition of control of bank holding companies. As a general matter, a person may not acquire control of a bank holding company such as Old Second Bancorp without the prior approval of the Federal Reserve Board. If, as a result of the offer, any stockholder becomes the beneficial owner of more than 10% of our common stock, such stockholder may be required to reduce its ownership interest in Old Second Bancorp or obtain regulatory approval to continue to own more than 10%. Each stockholder whose ownership interest may be so increased is urged to consult the stockholder's own legal counsel with respect to the consequences to the stockholder of the tender offer.

Section 16. Cancellation, Extension, Termination and Amendment

        We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that such shares may be withdrawn as set forth in Section 4. We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the depositary and making a public announcement thereof, and (ii) at any item, or from time to time, to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to Business Wire, Dow Jones News Service or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Aurora, Illinois time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Securities and Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue to be extended for at least ten business days from the time we publish, send or give to holders of shares a notice that we will (a) increase or decrease the price we will pay for our shares or (b) increase (except for an increase not exceeding 2% of our outstanding shares) or decrease the number of shares we seek.

        For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Aurora, Illinois time.

Section 17. Fees and Expenses

        Howe Barnes Investments, Inc. will act as the dealer manager and information agent for Old Second Bancorp in connection with this offer. Howe Barnes Investments, as information agent, may contact stockholders by mail, telephone, facsimile, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to this offer to beneficial owners. We have agreed to pay Howe Barnes, upon acceptance for and payment of shares pursuant to this offer, a total of $0.10 per share purchased by us pursuant to this offer. Howe Barnes will also be reimbursed for certain out-of-pocket expenses. Howe Barnes will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with this offer.

        Old Second Bancorp will pay the depositary, The Old Second National Bank of Aurora, reasonable and customary compensation for its services in connection with our offer, plus reimbursement for out-of-pocket expenses, and will indemnify the depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

        No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies, other than fees to the parties described above, for soliciting tenders of shares under our offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. Brokers, dealers, commercials banks and trust companies will, upon request, be reimbursed by Old Second Bancorp for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Section 18. Where You Can Find Additional Information

        We are subject to the information and reporting requirements of the Securities and Exchange Act of 1934, and in accordance with such laws we file with the Securities and Exchange Commission periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the Securities and Exchange Commission certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer. The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Securities and Exchange Commission: 233 Broadway, New York, New York 10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        You can also access our Issuer Tender Offer Statement on Schedule TO, and our other documents filed with the securities and Exchange Commission, on our web site on the internet at http://www.o2bancorp.com.

Section 19. Miscellaneous

        No person has been directly or indirectly employed or retained by, or is to be compensated by, Old Second Bancorp to make recommendations in connection with our offer. We have not authorized anyone to give any information or make any representation about our offer that is different from, or in addition to, that contained, or incorporated, in this document or in the related letter of transmittal. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where our offer to purchase shares of common stock is unlawful, or if you are a person to whom it is unlawful to direct this type of offer, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

        We are not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

OLD SECOND BANCORP, INC.

May 20, 2003

The depositary for the offer is:	The dealer manager/information agent for the offer is:
THE OLD SECOND NATIONAL BANK OF AURORA	HOWE BARNES INVESTMENTS, INC.
By Mail,	135 South LaSalle Street
By Overnight Courier Or By Hand	Suite 1500
Chicago, Illinois 60603
37 South River Street	Telephone: (800) 929-4693 (toll free)
Aurora, Illinois 60506-4172 By Facsimile (630) 906-3208

        Any questions concerning tender procedures or requests for additional copies of this offer, the letter of transmittal, notice of guaranteed delivery or other tender offer materials may be directed to the dealer manager/information agent or the depositary at (630) 906-5480.

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